UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.      )*

Hanvover Capital Mortgage Holdings, Inc.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

410761100

(CUSIP Number)

Marran Ogilvie

Ramius Capital Group, L.L.C.

666 Third Avenue

26th Floor

New York, New York 10017

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

with a copy to:

Edward J. Schneidman, Esq.

Mayer, Brown, Rowe & Maw LLP

71 South Wacker Drive

Chicago, Illinois 60606

August 10, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(1 of 16 Pages)

CUSIP No. 41076110	Page 2 of 16 Pages

1)	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

RCG PB, Ltd

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ X ]
(b) [ ]

3)	SEC Use Only:

4)	Source of Funds (See Instructions):	OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	[ ]

6)	Citizenship or Place of Organization:	Cayman Islands

	7) Sole Voting Power:	600,000
Number of
Shares
Beneficially	8) Shared Voting Power:	0
Owned by
Each
Reporting	9) Sole Dispositive Power:	600,000
Person
With
	10) Shared Dispositive Power:	0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person:	600,000

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	[ ]

13)	Percent of Class Represented by Amount in Row (11):	7.4%

14)	Type of Reporting Person (See Instructions):	CO

CUSIP No. 41076110	Page 3 of 16 Pages

1)	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Ramius Advisors, LLC

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ X ]
(b) [ ]

3)	SEC Use Only:

4)	Source of Funds (See Instructions):	OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	[ ]

6)	Citizenship or Place of Organization:	Delaware

	7) Sole Voting Power:	600,000
Number of
Shares
Beneficially	8) Shared Voting Power:	0
Owned by
Each
Reporting	9) Sole Dispositive Power:	600,000
Person
With
	10) Shared Dispositive Power:	0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person:	600,000

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	[ ]

13)	Percent of Class Represented by Amount in Row (11):	7.4%

14)	Type of Reporting Person (See Instructions):	IA, CO

CUSIP No. 41076110	Page 4 of 16 Pages

1)	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Ramius Capital Group, L.L.C.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ X ]
(b) [ ]

3)	SEC Use Only:

4)	Source of Funds (See Instructions):	OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	[ ]

6)	Citizenship or Place of Organization:	Delaware

	7) Sole Voting Power:	600,000
Number of
Shares
Beneficially	8) Shared Voting Power:	0
Owned by
Each
Reporting	9) Sole Dispositive Power:	600,000
Person
With
	10) Shared Dispositive Power:	0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person:	600,000

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	[ ]

13)	Percent of Class Represented by Amount in Row (11):	7.4%

14)	Type of Reporting Person (See Instructions):	IA, CO

CUSIP No. 41076110	Page 5 of 16 Pages

1)	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

C4S & Co., L.L.C.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ X ]
(b) [ ]

3)	SEC Use Only:

4)	Source of Funds (See Instructions):	OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	[ ]

6)	Citizenship or Place of Organization:	Delaware

	7) Sole Voting Power:	600,000
Number of
Shares
Beneficially	8) Shared Voting Power:	0
Owned by
Each
Reporting	9) Sole Dispositive Power:	600,000
Person
With
	10) Shared Dispositive Power:	0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person:	600,000

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	[ ]

13)	Percent of Class Represented by Amount in Row (11):	7.4%

14)	Type of Reporting Person (See Instructions):	OO

CUSIP No. 41076110	Page 6 of 16 Pages

1)	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Peter A. Cohen

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ X ]
(b) [ ]

3)	SEC Use Only:

4)	Source of Funds (See Instructions):	OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	[ ]

6)	Citizenship or Place of Organization:	USA

	7) Sole Voting Power:	0
Number of
Shares
Beneficially	8) Shared Voting Power:	600,000
Owned by
Each
Reporting	9) Sole Dispositive Power:	0
Person
With
	10) Shared Dispositive Power:	600,000

11)	Aggregate Amount Beneficially Owned by Each Reporting Person:	600,000

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	[ ]

13)	Percent of Class Represented by Amount in Row (11):	7.4%

14)	Type of Reporting Person (See Instructions):	IN

CUSIP No. 41076110	Page 7 of 16 Pages

1)	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Morgan B. Stark

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ X ]
(b) [ ]

3)	SEC Use Only:

4)	Source of Funds (See Instructions):	OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	[ ]

6)	Citizenship or Place of Organization:	USA

	7) Sole Voting Power:	0
Number of
Shares
Beneficially	8) Shared Voting Power:	600,000
Owned by
Each
Reporting	9) Sole Dispositive Power:	0
Person
With
	10) Shared Dispositive Power:	600,000

11)	Aggregate Amount Beneficially Owned by Each Reporting Person:	600,000

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	[ ]

13)	Percent of Class Represented by Amount in Row (11):	7.4%

14)	Type of Reporting Person (See Instructions):	IN

CUSIP No. 41076110	Page 8 of 16 Pages

1)	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Thomas W. Strauss

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ X ]
(b) [ ]

3)	SEC Use Only:

4)	Source of Funds (See Instructions):	OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	[ ]

6)	Citizenship or Place of Organization:	USA

	7) Sole Voting Power:	0
Number of
Shares
Beneficially	8) Shared Voting Power:	600,000
Owned by
Each
Reporting	9) Sole Dispositive Power:	0
Person
With
	10) Shared Dispositive Power:	600,000

11)	Aggregate Amount Beneficially Owned by Each Reporting Person:	600,000

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	[ ]

13)	Percent of Class Represented by Amount in Row (11):	7.4%

14)	Type of Reporting Person (See Instructions):	IN

CUSIP No. 41076110	Page 9 of 16 Pages

1)	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Jeffrey M. Solomon

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ X ]
(b) [ ]

3)	SEC Use Only:

4)	Source of Funds (See Instructions):	OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	[ ]

6)	Citizenship or Place of Organization:	USA

	7) Sole Voting Power:	0
Number of
Shares
Beneficially	8) Shared Voting Power:	600,000
Owned by
Each
Reporting	9) Sole Dispositive Power:	0
Person
With
	10) Shared Dispositive Power:	600,000

11)	Aggregate Amount Beneficially Owned by Each Reporting Person:	600,000

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	[ ]

13)	Percent of Class Represented by Amount in Row (11):	7.4%

14)	Type of Reporting Person (See Instructions):	IN

Page 10 of 16 Pages

Item 1. Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the Common Stock, $0.01 par value (the “Shares”), of Hanover Capital Mortgage Holdings, Inc., a Maryland corporation (the “Issuer”). The address of the principal executive offices of the Issuer is Hanover Capital Mortgage Holdings, Inc., 200 Metroplex Drive, Suite 100, Edison, New Jersey 08817.

Item 2. Identity and Background

(a)	This statement is filed by:

(i)	RCG PB, Ltd, a Cayman Islands exempt company ("RCG"), with respect to the Shares directly and beneficially owned by it;

(ii)	Ramius Advisors, LLC, a Delaware limited liability company ("Ramius Advisors"), who serves as the investment manager of RCG;

(iii)	Ramius Capital Group, L.L.C., a Delaware limited liability company ("Ramius Capital"), who serves as the sole member of Ramius Advisors;

(iv)	C4S & Co., L.L.C., a Delaware limited liability company ("C4S"), who serves as managing member of Ramius Capital;

(v)	Peter A. Cohen ("Mr. Cohen"), who serves as one of the managing members of C4S;

(vi)	Morgan B. Stark ("Mr. Stark"), who serves as one of the managing members of C4S;

(vii)	Thomas W. Strauss ("Mr. Strauss"), who serves as one of the managing members of C4S; and

(viii)	Jeffrey M. Solomon ("Mr. Solomon"), who serves as one of the managing members of C4S.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.

Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)        The address of the principal office of RCG is c/o Citco Fund Services (Cayman Islands) Limited, Corporate Center, West Bay Road, Grand Cayman, Cayman Islands, British West Indies. The officers and directors of RCG and their principal occupations and business addresses are set forth on Schedule A and incorporated by reference in this Item 2.

The address of the principal office of each of RGC, RCG Advisors, Ramius Capital, C4S, Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon is 666 Third Avenue, 26th Floor, New York, New York 10017.

(c) The principal business of RCG is serving as a private investment fund. The principal business of Ramius Advisors is acting an investment manager, including as the investment manager of RCG. Ramius Capital is engaged in money management and investment advisory services for third parties and proprietary accounts. C4S serves as managing member of Ramius Capital. Mr. Cohen, Mr. Strauss, Mr. Stark and Mr. Solomon serve as co-managing members of C4S.

(d)        No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)        No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Messrs. Cohen, Stark, Strauss, and Solomon are citizens of the United States of America.

Page 11 of 16 Pages

Item 3. Source and Amount of Funds or Other Consideration

The Issuer has agreed to issue 600,000 Shares to RCG pursuant to a Stock Purchase Agreement between the Issuer and RCG dated as of August 10, 2007 (the “Stock Purchase Agreement”), and in consideration for entering into, and performing its obligations under, a Repurchase Agreement dated of August 10, 2007 regarding mortgage-backed securities (the “Repurchase Agreement”), upon the earlier of (a) the approval of the American Stock Exchange of the additional share listing application with respect thereto or (b) such time as the common stock of the Issuer is no longer listed on the American Stock Exchange. The issuance and delivery of the 600,000 Shares shall be made on the earliest practicable date after the Issuer has received unconditional approval of the additional share listing application or upon such delisting; provided that if the additional share listing application has not been approved prior to the thirtieth day after August 10, 2007 (with an automatic extension of thirty (30) days if the Company is in good faith pursuing an appeal with the American Stock Exchange to approve the additional listing application) or the Issuer has not otherwise provided the 600,000 Shares to RCG, the Issuer will be in default of the Stock Purchase Agreement, which shall also constitute an event of default under the Repurchase Agreement.

Item 4. Purpose of Transaction

The Reporting Persons entered into the Stock Purchase Agreement with respect to the Shares in connection with entering into the Repurchase Agreement described in Item 3 hereof. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

Item 5. Interest in Securities of the Issuer

The aggregate percentage of Shares reported owned by each person named herein is based upon 8,063,962 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 10, 2007.

A.	RCG

(a)	As of the date of this filing, RCG beneficially owns Shares.

Percentage: 7.4% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 600,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 600,000
4. Shared power to dispose or direct the disposition: 0

Page 12 of 16 Pages

(c)        The sole transaction in the Shares by RCG during the past 60 days is pursuant to the Stock Purchase Agreement, as described more fully in Item 3 above and incorporated by reference hereto.

B.	Ramius Advisors

(a)        As of the date of this filing, as the investment manager of RCG, Ramius Advisors may be deemed the beneficial owner of 600,000 Shares owned by RCG.

Percentage: 7.4% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 600,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 600,000
4. Shared power to dispose or direct the disposition: 0

(c)        Ramius Advisors did not enter into any transactions in the Shares in the past 60 days. The transaction in the Shares during the past 60 days on behalf of RCG is set forth in paragraph A above and is incorporated by reference.

C.	Ramius Capital

(a)        As of the date of this filing, as the sole member of Ramius Advisors, Ramius Capital may be deemed the beneficial owner of 600,000 Shares owned by RCG.

Percentage: 7.4% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 600,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 600,000
4. Shared power to dispose or direct the disposition: 0

(c)        Ramius Capital did not enter into any transactions in the Shares in the past 60 days The transaction in the Shares during the past 60 days on behalf of RCG is set forth in paragraph A above and is incorporated by reference.

D.	C4S

(a)        As of the date of this filing, as the managing member of Ramius Capital, C4S may be deemed the beneficial owner of 600,000 Shares owned by RCG.

Percentage: 7.4% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 600,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 600,000
4. Shared power to dispose or direct the disposition: 0

(c)        C4S did not enter into any transactions in the Shares in the past 60 days. The transaction in the Shares during the past 60 days on behalf of RCG is set forth in paragraph A above and is incorporated by reference.

E.	Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

(a)        As of the date of this filing, as the managing members of C4S, each of Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon may be deemed the beneficial owner of 600,000 Shares owned by RCG.

Percentage: 7.4% as of the date hereof.

Page 13 of 16 Pages

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 600,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 600,000

(c)        None of Mr. Cohen, Mr. Stark, Mr. Strauss or Mr. Solomon has entered into any transactions in the Shares in the past 60 days. The transaction in the Shares during the past 60 days on behalf of RCG is set forth in paragraph A above and is incorporated by reference.

(d)        No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such 600,000 Shares.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On August 20, 2007, RCG, Ramius Advisors, Ramius Capital, C4S, Mr. Cohen, Mr. Solomon, Mr. Stark and Mr. Strauss entered into a Joint Filing Agreement (the "Joint Filing Agreement") in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

99.1.	Joint Filing Agreement by and among RCG, Ramius Advisors, Ramius Capital, C4S, Mr. Cohen, Mr. Solomon, Mr. Stark and Mr. Strauss, dated August 20, 2007.
99.2.	Power of Attorney for Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon, dated March 11, 2005.

Page 14 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: August 20, 2007

RCG PB, LTD By: Ramius Advisors, LLC, its investment manager	RAMIUS CAPITAL GROUP, L.L.C. By: C4S & Co., L.L.C., as managing member

RAMIUS ADVISORS, LLC By: Ramius Capital Group, L.L.C., its sole member	C4S & CO., L.L.C.

By:	/s/ Jeffrey M. Solomon
Name:	Jeffrey M. Solomon
Title:	Authorized Signatory

/s/ Jeffrey M. Solomon
JEFFREY M. SOLOMON

Individually and as attorney-in-fact
for Peter A. Cohen, Morgan B. Stark
and Thomas W. Strauss

Page 15 of 16 Pages

SCHEDULE A

DIRECTORS AND OFFICERS OF RCG PB, LTD

Name and Position	Principal Occupation	Principal Business Address

Morgan B. Stark Director	Managing Member of C4S & Co., L.L.C., which is the Managing Member of Ramius Capital Group, L.L.C.	666 Third Avenue 26th Floor New York, New York 10017

Marran Ogilvie Director	General Counsel of Ramius Capital Group, L.L.C.	666 Third Avenue 26th Floor New York, New York 10017

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

Page 16 of 16 Pages

EXHIBIT INDEX

Exhibit	Exhibit Number

Joint Filing Agreement by and among RCG, Ramius Advisors, Ramius Capital, C4S, Mr. Cohen, Mr. Solomon, Mr. Stark and Mr. Strauss, dated August 20, 2007	99.1

Power of Attorney for Peter A. Cohen, Morgan B Stark, Thomas W. Strauss and Jeffrey M. Solomon, dated March 11, 2005	99.2